Exhibit 21.1

Subsidiaries of Sabre Industries, Inc.

Direct and Indirect Subsidiaries of Sabre Industries, Inc.

1.  Sabre Communications Holdings, Inc., a Delaware corporation

2.  Sabre Communications Corporation, an Iowa corporation

3.  CellXion, LLC, a Delaware limited liability company

4.  CellXion Wireless Services, LLC, a Delaware limited liability company